Exhibit 99.2

FOR IMMEDIATE RELEASE	Friday, July 23, 2010

CELESTICA ANNOUNCES NORMAL COURSE ISSUER BID

Company intends to purchase up to approximately 18 million, or 9%, of its subordinate voting shares

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced it intends to launch a Normal Course Issuer Bid (the Bid), subject to the approval of the Toronto Stock Exchange.

If approved, the company expects to be authorized to repurchase, at its discretion during the next 12 months, up to approximately 18 million, or 9%, of the company’s subordinate voting shares on the open market, subject to the normal terms and limitations of such bids. The actual number of subordinate voting shares, which may be purchased pursuant to the Bid and the timing of any such purchases, will be determined by the management of the company, subject to applicable law and the rules of the TSX.  The actual number of subordinate voting shares which may be purchased will be reduced by the number of subordinate voting shares purchased for employee equity-based incentive programs.

Subject to the approval of the TSX, the company expects the Bid to commence on or about the first week of August 2010 and terminate 12 months thereafter or sooner at the company’s discretion. Purchases are expected to be made through the facilities of the New York Stock Exchange and the Toronto Stock Exchange, or such other permitted means, at prevailing market prices or as otherwise permitted. The share repurchase program will be funded using existing cash resources and any subordinate voting shares purchased by the Company under the Bid will be cancelled.

As of July 22, 2010, the company had 211.2 million issued and outstanding subordinate voting shares. The combined total average daily trading volume on the New York Stock Exchange and Toronto Stock Exchange for the six months preceding July 22, 2010 was 980,000 subordinate voting shares.

The company believes that the purchases are in the best interest of the company and constitute a desirable use of its funds.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

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Safe Harbor and Fair Disclosure Statement

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. Forward-looking statements include the company’s expectations regarding the Bid, including the permitted number of securities , its  approval by the TSX and its timing. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. Risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. These risks and uncertainities also include the risk of non-approval of the TSX. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes..

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com